Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at
		Sept. 30, 2020	March 31, 2020
	Notes	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	12(c)	$77,965	$26,093
Restricted cash		245	4,326
Trade and other receivables, net	5(a)	356,092	403,907
Gas in storage		21,366	6,177
Fair value of derivative financial assets	7	38,652	36,353
Income taxes recoverable		10,099	6,641
Other current assets	6(a)	154,471	203,270
		658,890	686,767
Assets classified as held for sale	16	2,452	7,611
		661,342	694,378
Non-current assets
Investments		32,889	32,889
Property and equipment, net		21,968	28,794
Intangible assets, net		90,292	98,266
Goodwill		268,006	272,692
Fair value of derivative financial assets	7	22,466	28,792
Deferred income tax assets		3,415	3,572
Other non-current assets	6(b)	37,289	56,450
		476,325	521,455
TOTAL ASSETS		$1,137,667	$1,215,833

LIABILITIES
Current liabilities
Trade and other payables	8	$568,913	$685,665
Deferred revenue		9,547	852
Income taxes payable		2,665	5,799
Fair value of derivative financial liabilities	7	101,478	113,438
Provisions	17(b)	6,127	1,529
Current portion of long-term debt	9	3,958	253,485
		692,688	1,060,768
Liabilities associated with assets classified as held for sale	16	2,445	4,906
		695,133	1,065,674
Non-current liabilities
Long-term debt	9	496,035	528,518
Fair value of derivative financial liabilities	7	86,526	76,268
Deferred income tax liabilities		2,715	2,931
Other non-current liabilities		28,007	37,730
		613,283	645,447
TOTAL LIABILITIES		$1,308,416	$1,711,121
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	12	$1,537,110	$1,246,829
Equity component of convertible debentures		-	13,029
Contributed deficit		(12,828)	(29,826)
Accumulated deficit		(1,781,683)	(1,809,557)
Accumulated other comprehensive income		87,067	84,651
Non-controlling interest		(415)	(414)
TOTAL SHAREHOLDERS’ DEFICIT		(170,749)	(495,288)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT		$1,137,667	$1,215,833

Commitments and guarantees (Note 17)

See accompanying notes to the interim condensed consolidated financial statements

/s/ Scott Gahn	/s/ Stephen Schaefer
Chief Executive Officer and President	Corporate Director

1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2020	2019	2020	2019

CONTINUING OPERATIONS
Sales	10	$649,602	$768,440	$1,242,736	$1,438,605
Cost of goods sold		428,891	843,788	752,888	1,301,729
GROSS MARGIN		220,711	(75,348)	489,848	136,876
INCOME (EXPENSES)
Administrative		(43,957)	(41,466)	(82,099)	(82,269)
Selling and marketing		(47,912)	(54,279)	(94,871)	(115,983)
Other operating expenses	13(a)	(20,765)	(39,842)	(40,676)	(75,607)
Finance costs	9	(29,744)	(28,451)	(51,597)	(51,997)
Restructuring costs	14	(7,118)	-	(7,118)	-
Gain on Recapitalization transaction, net	12(c)	52,152	-	50,341	-
Unrealized gain (loss) of derivative instruments and other	7	(84,968)	65,463	(7,619)	(176,536)
Realized gain (loss) of derivative instruments	4	(85,457)	236,500	(219,903)	156,568
Other income (expenses), net		(2,425)	28,825	(3,057)	28,085
Profit (loss) from continuing operations before income taxes		(49,483)	91,402	33,249	(180,863)
Provision for (recovery of) income taxes	11	673	2,053	1,307	(241)
PROFIT (LOSS) FROM CONTINUING OPERATIONS		$(50,156)	$89,349	$31,942	$(180,622)
DISCONTINUED OPERATIONS
Loss from discontinued operations	16	(1,210)	(9,809)	(4,158)	(14,998)
PROFIT (LOSS) FOR THE PERIOD		$(51,366)	$79,540	$27,784	$(195,620)
Attributable to:
Shareholders of Just Energy		$(50,040)	$89,363	$32,055	$(180,588)
Discontinued operations		(1,210)	(9,809)	(4,158)	(14,998)
Non-controlling interest		(116)	(14)	(113)	(34)
PROFIT (LOSS) FOR THE PERIOD		$(51,366)	$79,540	$27,784	$(195,620)

Earnings (loss) per share from continuing operations	15
Basic		$(4.37)	$9.05	$2.99	$(18.38)
Diluted		$(4.37)	$8.97	$2.97	$(18.38)
Earnings (loss) per share from discontinued operations	16
Basic		$(0.10)	$(0.99)	$(0.39)	$(1.53)
Diluted		$(0.10)	$(0.99)	$(0.39)	$(1.53)
Earnings (loss) per share available to shareholders	15
Basic		$(4.47)	$8.06	$2.60	$(19.91)
Diluted		$(4.47)	$7.98	$2.58	$(19.91)

See accompanying notes to the interim condensed consolidated financial statements

2

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2020	2019	2020	2019
PROFIT (LOSS) FOR THE PERIOD		$(51,366)	$79,540	$27,784	$(195,620)

Unrealized gain (loss) on translation of foreign operations, net of tax		(349)	8,801	794	1,782
Unrealized gain on translation of foreign operations from discontinued operations		363	-	789	4,721
Gain on translation of foreign operations disposed and reclassified to consolidated statement of income (loss)	16	-	-	833	-
		14	8,801	2,416	6,503
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$(51,352)	$88,341	$30,200	$(189,117)

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$(51,236)	$88,355	$30,313	$(189,084)
Non-controlling interest		(116)	(14)	(113)	(34)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$(51,352)	$88,341	$30,200	$(189,118)

See accompanying notes to the interim condensed consolidated financial statements

3

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY (DEFICIT)

(unaudited in thousands of Canadian dollars)

		Six months	Six months
		ended	ended
	Notes	Sept. 30, 2020	Sept. 30, 2019
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings, beginning of period		$140,446	$450,032
Profit (loss) for the period as reported, attributable to shareholders		27,897	(195,586)
Accumulated earnings, end of period		$168,343	$254,446

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,950,003)	(1,923,808)
Dividends and distributions declared and paid	12(b)	(23)	(25,359)
Dividends and distributions, end of period		$(1,950,026)	$(1,949,167)
ACCUMULATED DEFICIT		$(1,781,683)	$(1,694,721)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period	4	$84,651	$79,093
Other comprehensive income		2,416	6,503
Accumulated other comprehensive income, end of period		$87,067	$85,596

SHAREHOLDERS’ CAPITAL	12
Common shares
Common shares, beginning of period		$1,099,864	$1,088,538
Issuance of shares due to Recapitalization	12(c)	438,642	-
Issuance cost associated with Recapitalization	12(c)	(1,572)	-
Share-based units exercised		176	10,031
Common shares, end of period		$1,537,110	$1,098,569

Preferred shares	12
Preferred shares, beginning of period		$146,965	$146,965
Settled with common shares	12(c)	(146,965)	-
Preferred shares, end of period		$-	$146,965
SHAREHOLDERS’ CAPITAL		$1,537,110	$1,245,534

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,029
Settled with common shares	12(c)	(13,029)	-
Balance, end of period		$-	$13,029

CONTRIBUTED DEFICIT
Balance, beginning of period		$(29,826)	$(25,540)
Add: Share-based compensation expense	13(a)	4,122	8,784
Discontinued operations		-	254
Transferred from equity component		13,029	-
Less: Share-based units exercised		(176)	(10,031)
Share-based compensation adjustment		-	(3,450)
Non-cash deferred share grant distributions		23	(1,815)
Balance, end of period		$(12,828)	$(31,798)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(414)	$(399)
Foreign exchange impact on non-controlling interest		112	49
Loss attributable to non-controlling interest		(113)	(34)
Balance, end of period		$(415)	$(384)
TOTAL SHAREHOLDERS’ DEFICIT		$(170,749)	$(382,744)

See accompanying notes to the interim condensed consolidated financial statements

4

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Six months	Six months
		ended	ended
		Sept. 30,	Sept. 30,
Net inflow (outflow) of cash related to the following activities	Notes	2020	2019
OPERATING
Profit (loss) from continuing operations before income taxes		$33,249	$(180,863)
Profit (loss) from discontinued operations before income taxes		(4,158)	(15,034)
Profit (loss) before income taxes		29,091	(195,897)

Items not affecting cash
Amortization of intangible assets	13(a)	8,618	14,463
Depreciation of property, plant and equipment		4,453	6,630
Share-based compensation expense	13(a)	4,122	8,784
Financing charges, non-cash portion		16,576	11,130
Unrealized (gain) loss in fair value of derivative instruments and other	7	7,619	176,536
Gain from Recapitalization transaction, net	12(c)	(76,972)	-
Net change in working capital balances		36,123	87,198
Adjustment for discontinued operations		931	(34,967)
Income taxes paid		(7,763)	(6,100)
Cash inflow from operating activities		22,798	67,777

INVESTING
Purchase of property and equipment		(44)	(624)
Purchase of intangible assets		(4,629)	(5,577)
Payments for previously acquired business		-	(12,013)
Cash outflow from investing activities		(4,673)	(18,214)

FINANCING
Dividends/distributions paid		-	(25,335)
Repayment of long-term debt	9	(3,252)	(2,203)
Leased asset payments		(2,085)	(2,989)
Debt issuance costs	9	(6,625)	83
Share swap payout		(21,488)	-
Credit facility withdrawal (repayment)	9	(30,093)	1,239
Proceeds from issuance of common stock, net		100,969	-
Cash inflow (outflow) from financing activities		37,426	(29,205)

Effect of foreign currency translation on cash balances		(3,679)	(204)

Net cash inflow		51,872	20,154
Cash and cash equivalents, beginning of period		26,093	9,927

Cash and cash equivalents, end of period		$77,965	$30,081

Supplemental cash flow information:
Interest paid		$43,880	$41,706

See accompanying notes to the interim condensed consolidated financial statements

5

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on November 11, 2020.

2.	OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Through the Filter Group business, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products offered through TerraPass allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through multiple sales channels including brokers, digital and telesales marketing, door-to-door, retail and affinity relationships.

In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s Strategic Review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the three months ended December 31, 2019 as described in Note 16. The disposal of operations in Japan was completed in April 2020, and the disposal of operations in Germany is expected to be completed in the near future. As at September 30, 2020, these operations were classified as a disposal group held for sale and as a discontinued operation. Previously, these operations were reported within the Consumer segment, while a portion of the U.K. business was allocated to the Commercial segment.

6

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

On September 28, 2020, the Company completed a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization was undertaken through a plan of arrangement under the Canada Business Corporations Act (“CBCA”).  See further discussion in Note 9 and Note 12.

3.	FINANCIAL STATEMENT PRESENTATION

(a)	Compliance with IFRS

These Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2020 annual audited consolidated financial statements, except the adoption of new International Financial Reporting Standards (“IFRS”). Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.

(b)	Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the fiscal years ended March 31, 2020 and 2019.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2021, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and lowest in October through December and April through June.

Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s Interim Financial Statements.

Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2020. Subsidiaries and affiliates are consolidated from the date of acquisition and control and, continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

7

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	Significant accounting judgments, estimates, and assumptions

The preparation of the Interim Financial Statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amount of assets, liabilities, income and expenses. The estimates and related assumptions based on previous experience and other factors are considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. There have been no material changes from the disclosures in the Annual Report for the period ended March 31, 2020 with regard to significant accounting judgments, estimates and assumptions.

COVID-19 impact

As a result of the continued and uncertain economic and business impact of the coronavirus disease (“COVID-19”) pandemic, Just Energy has reviewed the estimates, judgments and assumptions used in the preparation of the Interim Financial Statements, including with respect to: the determination of whether indicators of impairment exist for the assets and cash-generating units (“CGUs”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs. Just Energy has also assessed the impact of COVID-19 on the estimates and judgments used in connection with the measurement of deferred income tax assets and the credit risk of Just Energy’s customers.  Although Just Energy determined that no significant revisions to such estimates, judgments or assumptions were required for the period ended September 30, 2020, revisions may be required in future periods to the extent that the negative impacts on the business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to the assets or CGUs, and/or adjustments to the carrying amount of the accounts receivable, goodwill or to the valuation of the deferred income tax assets, any of which could have a material impact on the results of operations and financial condition. While Just Energy believes the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on the Company’s results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.

4.	ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

Adoption of International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item (“Agenda Decision 11”)

The IFRIC reached a decision on Agenda Decision 11 during its meeting on March 5 and 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non-financial item at a fixed price.

The Company reviewed the agenda decision and determined that a change was required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. The presentation of the interim condensed consolidated statements of income (loss) has been amended to comply with the IFRIC agenda decision.

8

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Prior to the adoption of Agenda Decision 11, realized gains and losses on financial swap contracts and options were included in cost of goods sold. Upon adoption of Agenda Decision 11, realized gains and losses on financial swap contracts are recorded in the line item realized loss on derivative instruments. As a result of Agenda Decision 11, the amount of cost of goods sold previously reported for the three and six months ended September 30, 2019, has increased by $230.7 million from $613.1 million and $1,150.9 million previously reported, respectively, to $843.8 million and $1,301.7 million, respectively, upon the adoption of IFRIC Agenda Decision 11 with a decrease in realized losses on derivative.

5.	TRADE AND OTHER RECEIVABLES, NET

(a)	Trade and other receivables

	As at	As at
	Sept. 30, 2020	March 31, 2020
Trade accounts receivable, net	$188,364	$241,969
Accrued gas receivables	1,119	7,224
Unbilled revenues, net	102,650	121,993
Commodity receivables and other	63,959	32,721
	$356,092	$403,907

(b)	Aging of accounts receivable

Customer credit risk

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

9

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the trade accounts receivable from the markets where the Company bears customer credit risk was as follows:

	As at	As at
	Sept. 30, 2020	March 31, 2020

Current	$81,219	$83,431
1–30 days	19,924	26,678
31–60 days	5,709	6,513
61–90 days	2,615	5,505
Over 90 days	14,198	35,252
	$123,665	$157,379

(c)	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	As at	As at
	Sept. 30, 2020	March 31, 2020

Balance, beginning of period	$45,832	$182,365
Provision for doubtful accounts	23,602	80,050
Bad debts written off	(41,794)	(138,514)
Foreign exchange	5,400	3,124
Assets classified as held for sale	-	(81,193)
Balance, end of period	$33,040	$45,832

Allowance for doubtful accounts on accounts receivable	$30,642	$43,127
Allowance for doubtful accounts on unbilled revenue	2,398	2,705
Total allowance for doubtful accounts	$33,040	$45,832

6.	OTHER CURRENT AND NON-CURRENT ASSETS

		As at	As at
(a)	Other current assets	Sept. 30, 2020	March 31, 2020
	Prepaid expenses and deposits	$14,385	$55,972
	Customer acquisition costs	66,713	77,939
	Green certificates assets	63,772	63,728
	Gas delivered in excess of consumption	6,255	2,393
	Inventory	3,346	3,238
		$154,471	$203,270

10

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		As at	As at
(b)	Other non-current assets	Sept. 30, 2020	March 31, 2020
	Customer acquisition costs	$28,932	$43,686
	Other long-term assets	8,357	12,764
		$37,289	$56,450

7.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized loss in fair value of derivative instruments and other on the interim condensed consolidated statements of income (loss).

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2020	2019	2020	2019

Physical forward contracts and options (i)	$(115,147)	$95,536	$(66,767)	$(129,438)
Financial swap contracts and options (ii)	42,544	(27,679)	70,665	(43,314)
Foreign exchange forward contracts	(3,028)	1,926	(9,079)	1,699
Share swap	-	(7,862)	-	(7,026)
Unrealized foreign exchange on the 6.5% convertible bond and 8.75% loan transferred to realized foreign exchange resulting from the Recapitalization	(12,218)	(3,340)	-	2,475
Weather derivatives (iii)	1,769	(7,916)	(612)	(10,937)
Other derivative options	1,112	14,798	(1,826)	10,005
Unrealized gain (loss) of derivative instruments and other	$(84,968)	$65,463	$(7,619)	$(176,536)

11

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at September 30, 2020:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$24,021	$15,946	$90,552	$80,345
Financial swap contracts and options (ii)	11,127	4,541	10,244	4,552
Foreign exchange forward contracts	-	-	109	1,415
Weather derivatives (iii)	848	-	573	214
Other derivative options	2,656	1,979	-	-
As at September 30, 2020	$38,652	$22,466	$101,478	$86,526

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2020:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$24,549	$17,673	$57,461	$51,836
Financial swap contracts and options (ii)	6,915	1,492	53,917	24,432
Foreign exchange forward contracts	4,519	3,036	-	-
Weather derivatives (iii)	-	-	280	-
Other derivative options	370	6,591	1,780	-
As at March 31, 2020	$36,353	$28,792	$113,438	$76,268

Below is a summary of the financial instruments classified through profit or loss as at September 30, 2020, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 26,542,466 MWh, a weighted average price of $48.79/MWh and expiry dates up to December 31, 2029.

•	Natural gas contracts with a total remaining volume of 81,119,737 GJs, a weighted average price of $2.95/GJ and expiry dates up to October 31, 2025.

•	Renewable energy certificates (“RECs”) with a total remaining volume of 3,852,641 MWh, a weighted average price of $37.21/REC and expiry dates up to December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 2,123 MWCap, a weighted average price of $6,344.71/MWCap and expiry dates up to May 31, 2024.

•	Ancillary contracts with a total remaining volume of 230,805 MWh, a weighted average price of $20.68/MWh and expiry dates up to December 31, 2020.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 14,602,750 MWh, an average price of $42.98/MWh and expiry dates up to December 31, 2024.

12

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

•	Natural gas contracts with a total remaining volume of 106,079,580 GJs, an average price of $3.38/GJ and expiry dates up to December 31, 2025.

•	Electricity generation capacity contracts with a total remaining volume of 3 MWCap, a weighted average price of $3,862.14/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 132,540 MWh, a weighted average price of $22.03/MWh and expiry dates up to December 31, 2020.

(iii) Weather derivatives consist of:

•	HDD collar options with HDD strikes set at 0.8 to 1.32 degree day wide, total tick size of $12,500 per HDD and an expiry date of March 31, 2021.

•	HDD natural gas swaps with price strikes ranging from US$1.75 to US$7.35/MmBTU and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2021.

•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2022.

•	Electricity call options with price strikes of $100/MWh, temperature strikes 84⁰ F to 103⁰ F and an expiry date of October 31, 2020.

•	Put options for CDDs with temperature strikes at historical averages, total tick size of $22 per CDD and an expiry date of September 30 or October 31, 2020.

Share swap agreement

Just Energy had entered into a share swap agreement to manage the volatility associated with the Company’s restricted share grants and deferred share grants plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33.8 million. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23.8 million through a payment of $10.0 million and renewed the share swap agreement. On March 31, 2020, the share swap agreement expired and settled. Net monthly settlements received (paid) under the share swap agreement were recorded in other loss in the statement of income.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Interim Financial Statements.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

13

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the power supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap agreement, Just Energy used a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs had no observable market, it was classified as Level 3.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

14

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2020:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$6,206	$54,912	$61,118
Derivative financial liabilities	-	-	(188,004)	(188,004)
Total net derivative financial assets (liabilities)	$-	$6,206	$(133,092)	$(126,886)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2020:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$65,145	$65,145
Derivative financial liabilities	-	(38,676)	(151,030)	(189,706)
Total net derivative financial assets (liabilities)	$-	$(38,676)	$(85,885)	$(124,561)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the period ended September 30, 2020 would have increased (decreased) by $154.5 million ($153.5 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Six months ended	Year ended
	Sept. 30, 2020	March 31, 2020
Balance, beginning of period	$(85,885)	$17,310
Total losses	(15,431)	(3,822)
Purchases	(18,350)	(43,663)
Sales	(1,250)	14,549
Settlements	(12,175)	(70,259)
Balance, end of period	$(133,091)	$(85,885)

(b)	Classification of non-derivative financial assets and liabilities

As at September 30, 2020 and March 31, 2020, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

15

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Long-term debt recorded at amortized cost has a fair value as at September 30, 2020 of $500.0 million (March 31, 2020 - $596.2 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, London Interbank Offering Rate (“LIBOR”), Canadian bank prime rate or U.S. prime rate. Prior to the exchange under the Recapitalization transaction, the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, were fair valued based on market value; the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds were classified as Level 1 in the FV hierarchy.

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a significant portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 100% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended September 30, 2020, assuming that all the other variables had remained constant, net income for the quarter ended September 30, 2020 would have been $3.7 million lower/higher and other comprehensive income (loss) would have been $7.1 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $1.1 million in profit (loss) before income taxes for the quarter ended September 30, 2020 (September 30, 2019 - $0.5 million).

16

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the quarter ended September 30, 2020 would have increased (decreased) by $155.7 million ($154.7 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

For information on credit risk, refer to Note 5.

(ii)	Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at September 30, 2020, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $16.2 million (March 31, 2020 - $23.8 million) to accommodate for its counterparties’ risk of default.

(iii)	Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counter party limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

17

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at September 30, 2020, the estimated counterparty credit risk exposure amounted to $61.1 million (March 31, 2020 - $65.1 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

8.	TRADE AND OTHER PAYABLES

	As at	As at
	Sept. 30, 2020	March 31, 2020
Commodity suppliers' accruals and payables	$379,686	$414,581
Green provisions and repurchase obligations	80,766	103,245
Sales tax payable	21,072	19,706
Non-commodity trade accruals and accounts payable	56,921	117,473
Current portion of payable to former joint venture partner	16,734	18,194
Accrued gas payable	-	3,295
Other payables	13,734	9,171
	$568,913	$685,665

9.	LONG-TERM DEBT AND FINANCING

		As at	As at
	Maturity	Sept. 30, 2020	March 31, 2020
Senior secured credit facility (a)	December 31, 2023	$206,296	$236,389
Less: Debt issue costs (a)		(4,625)	(1,644)
Filter Group financing (b)	October 25, 2023	6,438	9,690
7.0% $15M subordinated notes (c)	September 27, 2026	15,000	-
Less: Debt issue costs (c)		(2,000)	-
10.25% term loan (d)	March 31, 2024	278,884	-
8.75% loan (e)		-	280,535
6.75% $100M convertible debentures (f)		-	90,187
6.75% $160M convertible debentures (g)		-	153,995
6.5% convertible bonds (h)		-	12,851
		499,993	782,003
Less: Current portion		(3,958)	(253,485)
		$496,035	$528,518

18

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum principal repayments are as follows:

	Less than			More than
	1 year	1–3 years	4–5 years	5 years	Total

Senior secured credit facility (a)	$-	$206,296	$-	$-	$206,296
Filter Group financing (b)	3,958	2,480	-	-	6,438
7.0% $15M subordinated notes (c)	-	-	-	15,000	15,000
10.25% term loan (d)	-	-	292,828	-	292,828
	$3,958	$208,776	$292,828	$15,000	$520,562

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2020	2019	2020	2019
Senior secured credit facility (a)	$5,382	$5,995	$10,517	$12,047
Filter Group financing (b)	169	117	375	501
8.75% loan (e)	8,791	10,283	18,055	17,620
6.75% $100M convertible debentures (f)	2,354	2,337	4,762	4,674
6.75% $160M convertible debentures (g)	3,452	3,462	6,948	6,892
6.5% convertible bonds (h)	261	1,413	536	2,217
Supplier finance and others (i)	9,335	4,844	10,404	8,046
	$29,744	$28,451	$51,597	$51,997

(a)	As part of the Recapitalization, Just Energy extended the $335 million senior secured credit facility to December 2023, which was previously scheduled to mature in December 2020. Certain principal amounts outstanding under the letter of credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. Just Energy’s obligations under the $335 million senior secured credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, Filter Group, and German operations. Just Energy has also entered into an inter-creditor agreement in which certain commodity and hedge providers are also secured by the same collateral. As at September 30, 2020, the Company was compliant with all of its covenants. The tables below show Just Energy’s available capacity and its scheduled mandatory commitment reductions.

Senior secured credit facility as at September 30, 2020:

Total commitments	$335,000
Outstanding advances	(206,296)
Letters of credit outstanding	(69,109)
Remaining capacity	$59,595

19

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Scheduled mandatory commitment reductions1:

March 31, 2021	$35,000
September 30, 2021	35,000
March 31, 2022	35,000
September 30, 2022	35,000
March 31, 2023	35,000
September 30, 2023	35,000

1In addition to the scheduled mandatory commitment reductions in the table above, Just Energy will be required to reduce the commitments for the sale of unrestricted subsidiaries and for asset dispositions in any fiscal year greater than $500,000. On November 30, 2021, the facility will also be reduced by the lesser of (a) $30 million less the aggregate of all commitment reductions made related to the after-tax proceeds from certain assets on or before November 30,2021, and (b) the cumulative EBITDA for the trailing five fiscal quarters measured at September 30, 2021 less $176.0 million.

Prior to September 28, 2020, interest was payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances were at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit were at a rate of 3.750%.

Subsequent to the Recapitalization on September 28, 2020, under the terms of the senior secured credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 5.25%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 4.25% and letters of credit are at a rate of 5.25%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2020, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%. As at September 30, 2020, $206.3 million has been drawn against the facility and total letters of credit outstanding as of September 30, 2020 amounted to $69.1 million (March 31, 2020- $72.5 million). Just Energy’s obligations under the senior credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the Filter Group and German operations.

(b)	Filter Group has a $6.4 million outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable monthly.

(c)	As part of the Recapitalization, Just Energy issued $15 million principal amount of 7.0% subordinated notes (“7.0% $15M subordinated notes”) to holders of the subordinated convertible debentures, which has a six-year maturity. The 7.0% subordinated notes bear an annual interest rate of 7.0% payable in-kind semi-annually on March 15 and September 15. A $2.0 million fee related to the issuance of the notes was capitalized at inception to be amortized over the term of the agreement.

20

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	As part of the Recapitalization, Just Energy issued a US$205.9 million principal note (the “10.25% term loan”) maturing on March 31, 2024. The note bears interest at 10.25% and payments will be capitalized into the note. The interest is capitalized on a semi-annual basis on September 30 and March 31. Upon achieving certain financial measures, the Company will pay either 50% or 100% of the interest in cash at a 9.75% rate on a semi-annual basis. Certain senior debt to EBITDA ratios have been established as well as minimum EBITDA requirements for a trailing four quarter period. Voluntary prepayments are allowed within the agreement subject to a prepayment penalty of 5.0%. The 5.0% prepayment penalty is being amortized as finance costs over the term of the agreement.

(e)	As part of the Recapitalization, the 8.75% loan was exchanged for its pro-rata share of the 10.25% term loan and 786,982 common shares. The loan had US$207.0 million outstanding plus accrued interest.

(f)	As part of the Recapitalization, the 6.5% $100 million convertible debentures were exchanged for 3,592,069 common shares along with it’s pro-rata share of the $15 million subordinated note and the payment of accrued interest.

(g)	As part of the Recapitalization, the 6.75% $160 million convertible debentures were exchanged for 5,747,310 common shares along with its pro-rata share of the $15 million subordinated note and the payment of accrued interest.

(h)	As part of the Recapitalization, the 6.5% convertible bonds were exchanged for its pro-rata share of the 10.25% loan and 35,737 common shares. $9.2 million of the 6.5% convertible bonds were outstanding plus accrued interest.

(i)	Supplier finance and other costs for the quarter ended September 30, 2020 primarily consists of charges for extended payment terms.

10.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Consumer segment and the Commercial segment.

The chief operating decision maker monitors the operational results of the Consumer and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as base gross margin.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

21

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2020:

	Consumer	Commercial	Corporate and shared services	Consolidated

Sales	$402,903	$246,699	$-	$649,602
Cost of goods sold	249,411	179,480	-	428,891
Gross margin	153,492	67,219	-	220,711
Depreciation of property and equipment	1,626	21	-	1,647
Amortization of intangible assets	3,147	879	-	4,026
Administrative expenses	10,438	4,763	28,756	43,957
Selling and marketing expenses	29,666	18,246	-	47,912
Other operating expenses	11,954	3,138	-	15,092
Segment profit (loss) for the period	$96,661	$40,172	$(28,756)	$108,077
Finance costs				(29,744)
Restructuring costs				(7,118)
Gain on Recapitalization transaction, net				52,152
Unrealized loss of derivative instruments and other				(84,968)
Realized loss of derivative instruments				(85,457)
Other expense, net				(2,425)
Provision for income taxes				(673)
Loss for the period from continuing operations				$(50,156)
Loss from discontinued operations				(1,210)
Loss for the period				(51,366)
Capital expenditures	$2,695	$292	$-	$2,987

22

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2019:

	Consumer	Commercial	Corporate and shared services	Consolidated

Sales	$474,209	$294,231	$-	$768,440
Cost of goods sold	487,424	356,364	-	843,788
Gross margin	(13,215)	(62,133)	-	(75,348)
Depreciation of property and equipment	2,483	33	-	2,516
Amortization of intangible assets	5,301	687	-	5,988
Administrative expenses	9,290	6,527	25,649	41,466
Selling and marketing expenses	34,578	19,701	-	54,279
Other operating expenses	29,483	1,855	-	31,338
Segment loss for the period	$(94,350)	$(90,936)	$(25,649)	$(210,935)
Finance costs				(28,451)
Unrealized gain of derivative instruments and other				65,463
Realized gain of derivative instruments				236,500
Other income, net				28,825
Provision for income taxes				(2,053)
Profit for the period from continuing operations				$89,349
Loss from discontinued operations				(9,809)
Profit for the period				79,540
Capital expenditures	$731	$(199)	$-	$532

23

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2020:

	Consumer	Commercial	Corporate and shared services	Consolidated

Sales	$774,699	$468,037	$-	$1,242,736
Cost of goods sold	434,852	318,036	-	752,888
Gross margin	339,847	150,001	-	489,848
Amortization of property, and equipment	4,287	47	-	4,334
Amortization of intangible assets	6,851	1,767	-	8,618
Administrative expenses	18,899	10,598	52,602	82,099
Selling and marketing expenses	57,222	37,649	-	94,871
Other operating expenses	21,069	6,655	-	27,724
Segment profit (loss) for the period	$231,519	$93,285	$(52,602)	$272,202
Finance costs				(51,597)
Restructuring costs				(7,118)
Gain on Recapitalization transaction, net				50,341
Unrealized loss of derivative instruments and other				(7,619)
Realized loss of derivative instruments				(219,903)
Other expense, net				(3,057)
Provision for income taxes				(1,307)
Profit for the period from continuing operations				31,942
Loss from discontinued operations				(4,158)
Profit for the period				$27,784

Capital expenditures	$4,216	$457	$-	$4,673

As at September 30, 2020
Total goodwill	$171,352	$96,654	$-	$268,006
Total assets	$883,098	$254,569	$-	$1,137,667
Total liabilities	$1,176,596	$131,820	$-	$1,308,416

24

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2019:

	Consumer	Commercial	Corporate and shared services	Consolidated

Sales	$884,207	$554,398	$-	$1,438,605
Cost of goods sold	746,683	555,046		1,301,729
Gross margin	137,524	(648)	-	136,876
Amortization of property, and equipment	5,432	71	-	5,503
Amortization of intangible assets	12,221	1,379	-	13,600
Administrative expenses	20,525	12,678	49,066	82,269
Selling and marketing expenses	76,378	39,605	-	115,983
Other operating expenses	53,214	3,290	-	56,504
Segment loss for the period	$(30,246)	$(57,671)	$(49,066)	$(136,983)
Finance costs				(51,997)
Unrealized loss of derivative instruments and other				(176,536)
Realized gain of derivative instruments				156,568
Other income, net				28,085
Recovery of income taxes				241
Loss for the period from continuing operations				$(180,622)
Loss from discontinued operations				(14,998)
Loss for the period				(195,620)

Capital expenditures	$5,650	$551	$-	$6,201

As at September 30, 2019
Total goodwill	$165,989	$159,479	$-	$325,468
Total assets	$1,153,935	$407,935	$-	$1,561,870
Total liabilities	$1,638,809	$228,500	$-	$1,867,309

Sales from external customers

The revenue is based on the location of the customer.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Canada	$63,891	$66,667	$122,038	$142,152
United States	585,711	701,773	1,120,698	1,296,453
Total	$649,602	$768,440	$1,242,736	$1,438,605

For the three months ended September 30, 2020, revenue generated from the sale of electricity made up 95% of total revenue while gas amounted to 5%, compared to 94% for electricity and 6% for gas during the three months ended September 30, 2019. For the six months ended September 30, 2020, revenue generated from the sale of electricity and gas made up 92% and 8%, respectively, consistent with the prior period.

25

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property and equipment and intangible assets and are summarized as follows:

	As at Sept. 30, 2020	As at March 31, 2020
Canada	$232,671	$233,678
United States	147,595	166,074
Total	$380,266	$399,752

11.	INCOME TAXES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Current income tax expense	$493	$3,051	$1,366	$3,513
Deferred income tax expense (recovery)	180	(998)	(59)	(3,754)
Provision for (recovery of) income taxes	$673	$2,053	$1,307	$(241)

26

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

12.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

(a)	Details of issued and outstanding shareholders’ capital are as follows:

	Six months ended		Year ended
	Sept. 30, 2020		March 31, 2020
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	4,594,371	$1,099,864	4,533,211	$1,088,538
Share-based awards exercised	798	176	61,160	11,326
Issuance of shares due to Recapitalization	43,392,412	438,642	-	-
Issuance cost	-	(1,572)	-	-
Balance, end of period	47,987,581	$1,537,110	4,594,371	$1,099,864

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,662,165	$146,965	4,662,165	$146,965
Exchanged to common shares	(4,662,165)	(146,965)	-	-
Balance, end of period	-	$-	4,662,165	$146,965

Shareholders' capital	47,987,581	$1,537,110	9,256,536	$1,246,829

The above table reflects the impacts of the Recapitalization including the extinguished convertible debentures, the settlement of the preferred shares and the issuance of new common shares. The common shares have been adjusted retrospectively to reflect the 33:1 share consolidation as part of Recapitalization (Note 12c).

(b)	Dividends and distributions

In the second quarter of fiscal 2020, the Company suspended its dividend on common shares. For the quarters ended September 30, 2020 and September 30, 2019, respectively, no dividends per common share were declared by Just Energy. For the six months ended September 30, 2020, no dividends per common share were declared by Just Energy. For the six months ended September 30, 2019 one dividend of $0.125 per common share was declared by Just Energy resulting in a total dividend paid of $18.7 million.

As a result of the dividend suspension, distributions related to the dividends also ceased. There were no distributions during the three months ended September 30, 2020, consistent with the same quarter in fiscal 2020. Distributions for the six months ended September 30, 2020 were $23, which were consistent with the same period in the prior year. These distributions related to the shares which were paid to the Board of Directors in accordance with the terms of the Canadian and U.S. Plans during the periods.

On December 2, 2019, the Board suspended the dividend on its Series A Preferred Shares. For the quarters ended September 30, 2020 and September 30, 2019 no dividends per preferred shares were declared by Just Energy. For the six months ended September 30, 2020, no dividends per preferred share were declared by Just Energy. For the six months ended September 30, 2019 one dividend of $0.53125 per preferred share was declared by Just Energy resulting in a total dividend paid of $3.3 million.

27

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Under the senior secured credit facility and the 10.25% term loan, Just Energy is not allowed to pay dividends to the shareholders of Just Energy.

(c)	Recapitalization transaction

On September 28, 2020, the Company completed a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization was undertaken through a plan of arrangement under the CBCA and included:

•	The consolidation of the Company’s common shares on a 1-for-33 basis;

•	Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures for common shares and $15 million principal amount of new subordinated notes (“7.0% $15M subordinated notes”). The 7.0% $15M subordinated notes have principal amount of $15 million, which was reduced through a tender offer for no consideration, subsequent to September 30, 2020, to $13.1 million;

•	Extension of $335 million of the Company’s credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•	Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 were exchanged for a new term loan due March 2024 (the “10.25% term loan”) and common shares, with interest on the new term loan to be initially paid-in-kind until certain financial measures are achieved;

•	Exchange of all of the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares for common shares;

•	Accrued and unpaid interest paid in cash on the subordinated convertible debentures until September 28, 2020;

•	The payment of certain expenses of the ad hoc group of convertible debenture holders;

•	The issuance of approximately $3.7 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering, proceeds of which partially offset the incremental cash costs to the ad hoc group noted above;

•	The entitlement of holders of Just Energy’s existing 8.75% loan, 6.5% convertible bonds, the subordinated convertible debentures, preferred shares and common shares as of July 23, 2020 to subscribe for post-consolidation common shares at a price per share of $3.412, with subscriptions totaling 15,174,950 common shares resulting in cash proceeds for Just Energy of approximately $52 million;

•	Pursuant to the previously announced backstop commitments, the acquisition of 14,137,580 common shares by the backstop parties, on a post-consolidation basis resulting in cash proceeds for Just Energy of approximately $48.0 million; for a total aggregate proceeds from the equity subscription option of approximately $100.0 million, which was used to reduce debt and for general corporate purposes. In accordance with the Plan of Arrangement, the Board of Directors of Just Energy determined that the value of the equity subscription offer on September 28, 2020 was $4.868 per share;

•	The settlement of litigation related to the 2018 acquisition of Filter Group Inc. pursuant to which shareholders of the Filter Group received an aggregate of $1.8 million in cash and 429,958 common shares; and

28

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

•	The implementation of a new management equity incentive plan that will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares and deferred shares; and

•	The Recapitalization did not result in tax expense or cash taxes since any debt forgiveness resulting from the exchange of the convertible debentures was fully reduced by operating and capital losses previously not used.

The Recapitalization resulted in total net gain of $50.3 million for the six months ended September 30, 2020. The net gain reported in the consolidated statements of income (loss) is made up of the gain of $77.0 million related to reduction in debt, partially offset by $26.7 million of expense incurred in relation to the Recapitalization, which was not capitalized.

13.	OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2020	2019	2020	2019
Amortization of other intangible assets	$4,026	$6,090	$8,618	$14,463
Depreciation of property and equipment	1,647	2,515	4,334	5,503
Bad debt expense	11,662	29,570	23,602	46,857
Share-based compensation	3,430	1,667	4,122	8,784
	$20,765	$39,842	$40,676	$75,607

(b)	Employee expenses

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2020	2019	2020	2019
Wages, salaries and commissions	$37,155	$52,643	$73,374	$114,400
Benefits	6,389	2,834	12,877	10,104
	$43,544	$55,477	$86,251	$124,504

29

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2020, employee expenses of $17.0 million and $26.5 million are included in administrative expense and selling and marketing expenses, respectively, in the interim condensed consolidated statements of income (loss). Corresponding amounts of $15.5 million and $40.0 million, respectively, are reflected in the comparable quarter in fiscal 2020. For the six months ended September 30, 2020, employee expenses of $32.3 million and $54.0 million are included in administrative expense and selling and marketing expenses, respectively. Corresponding amounts of $38.9 million and $85.6 million, respectively, are reflected in the comparable quarter in fiscal 2020.

14.	RESTRUCTURING COSTS

For the three months ended September 30, 2020, the Company incurred $7.1 million in restructuring costs in relation to the evolution of its senior management team announced in September 2020. These include cost management costs, structural reorganization and employee-related costs. Approximately $2.5 million of this remains unpaid as at September 30, 2020.

15.	PROFIT (LOSS) PER SHARE

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2020	2019	2020	2019
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$(50,156)	$89,349	$31,942	$(180,622)
Earnings (loss) available to shareholders	(51,366)	79,540	27,784	(195,620)
Basic weighted average shares outstanding	11,479,960	9,872,780	10,684,039	9,826,058
Basic earnings (loss) per share from continuing operations	(4.37)	9.05	2.99	(18.38)
Basic earnings (loss) per share available to shareholders	$(4.47)	$8.06	$2.60	$(19.91)

DILUTED EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$(50,156)	$89,349	$31,942	$(180,622)
Adjusted earnings (loss) available to shareholders	$(51,366)	$79,540	$27,784	$(195,620)
Basic weighted average shares outstanding	11,479,960	9,872,780	10,684,039	9,826,058
Dilutive effect of:
Restricted share grants	63,364	83,048 [1]	65,403 [1]	88,814
Deferred share grants	77	5,525 [1]	12,609 [1]	5,717
Shares outstanding on a diluted basis	11,543,401	9,961,353	10,762,050	9,920,589
Diluted earnings (loss) from continuing operations per share available to shareholders	(4.37)	8.97	2.97	(18.38)
Diluted earnings (loss) per share available to shareholders	$(4.47)	$7.98	$2.58	$(19.91)

1 The assumed settlement of shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share.

30

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

16.	DISCONTINUED OPERATIONS

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited. On April 10, 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal, as the business was still in its start-up phase with more liabilities than assets and had fewer than 1,000 customers. The sale of the Japanese subsidiary resulted in a loss on sale of $1.1 million primarily due to the realization of cumulative translation adjustments of exchange differences from accumulated other comprehensive income, which is included in profit (loss) from discontinued operations. As at September 30, 2020, the remaining operations were classified as discontinued operations. The tax impact on the discontinued operations is minimal.

Assets and liabilities classified under discontinued operations were as follows:

	As at	As at
	Sept. 30, 2020	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$1,774	$898
Current trade and other receivables	589	4,978
Income taxes recoverable	12	12
Other current assets	69	1,140
	2,444	7,028
Non-current assets
Property and equipment	-	38
Intangible assets	8	545
ASSETS CLASSIFIED AS HELD FOR SALE	$2,452	$7,611

Liabilities
Current liabilities
Trade and other payables	$2,362	$4,823
Deferred revenue	83	83
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	$2,445	$4,906

31

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

17.	COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2020

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$681,679	$1,562,935	$337,880	$101,940	$2,684,434

(a)	Surety bonds and letters of credit

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2020 amounted to $47.1 million (March 31, 2020 - $63.4 million).

As at September 30, 2020, Just Energy had total letters of credit outstanding in the amount of $69.1 million (Note 9(a)).

(b)	Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. On August 31, 2020 the Appeals Court denied the appeal in a 2-1 decision. Just Energy is planning to file a petition for certiorari seeking the United States Supreme Court review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. Notwithstanding, Just Energy’s petition, the Company has accrued approximately $6.0 million in the second quarter of fiscal 2021 for expected monies due in connection with this matter.

32

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Just Energy denies the allegations and will vigorously defend against these claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019.  The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law.  The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020.  On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Just Energy denies the allegations and will vigorously defend against these claims.

33